FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       For period ending January 23, 2007

                               GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                              Form 20-F x Form 40-F
                                       --


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --




   Notification of Transactions of Directors, Persons Discharging Managerial
                      Responsibility or Connected Persons



I give below details of changes in the interests of Directors, Persons Discharging Managerial Responsibility or Connected Persons in the Ordinary Shares of GlaxoSmithKline plc.


   19 January 2007               Abacus (GSK) Trustees Limited, as trustee of the
                                 GlaxoSmithKline Employee Trust, ("the GSK Trust"), transferred
                                 173,244 Ordinary Shares in the Company to participants in the
                                 SmithKline Beecham Employee Share Option Plan 1991.


   19 January 2007               The GSK Trust sold 646 Ordinary Shares in the Company on behalf of participants in the GlaxoSmithKline Share Value Plan at a price of GBP14.05 per share.


   19 January 2007               The GSK Trust transferred 2,168 Ordinary Shares in the Company to participants in the GlaxoSmithKline Share Value Plan.


   19 January 2007               The GSK Trust also received 4,500 Ordinary shares as a result of the reversal of an incorrect exercise.


   22 January 2007               The GSK Trust transferred 33,652 Ordinary Shares in the Company to participants in the SmithKline Beecham Employee Share Option
                                 Plan 1991.





The Company was advised of these transactions on 23 January 2007.



The GSK Trust is a discretionary trust of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Three of the Company's directors, Dr J-P Garnier, Dr M M Slaoui and Mr J S Heslop are therefore interested in the shares held in the GSK Trust from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.



This notification relates to a transaction notified in accordance with Disclosure Rule 3.1.4R(1)(b).







S M Bicknell

Company Secretary



23 January 2007





SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: January 23, 2007                                    By: VICTORIA WHYTE
                                                              ------------------
                                                              Victoria Whyte
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc